

May 23, 2011

Via Facsimile
Mr. Yuejian (James) Wang
Principal Executive Officer
China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

> **Re: China Direct Industries, Inc.**
> **Form 10-K and 10-K/A for the fiscal year ended September 30, 2010**
> **Form 10-Q for the quarterly periods ended**
> **December 31, 2010 and March 31, 2011**
> **Response letter dated April 15, 2011**
> **File No. 001-33694**

Dear Mr. Wang:

We have reviewed your response letter dated April 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1. We understand that you would prefer to limit compliance with our prior comments to future filings and are considering your request.

Financial Statements

Note 10 - Property Use Rights, page F-22

2. We have read your response to prior comment 6 explaining that you concluded that none of the assets related to CDI Jixiang Metal are impaired, including the mining rights which

expired in October 2009. You state that you did not begin the process of obtaining a renewal until 2010 and attribute delays to changes in governmental procedures. You also state that you have received no indication that the mining rights would not be renewed. However, you have not described any information that would support your expectation that mining rights which expired over one-and-a-half years ago would be renewed.

An expectation of renewal that is based on past experience and in advance of expiration may in some circumstances appropriately be factored into the selection of an amortization period for the related costs which have been capitalized. However, we expect you would need a more substantive position to support costs which remain capitalized for rights that have expired. Tell us the period over which you have been amortizing such costs from the date of acquisition forward and provide details of your rationale for the period selected.

If you believe you are able to justify your view on the prospects for renewal, please submit an analysis including details of all instances where you held similar rights, along with a complete history of your efforts to obtain renewals, including both successes and failures. If you have received positive confirmation of the governments intent to renew your mineral rights this should be described in the context of the procedural changes mentioned in your reply.

In addition to the foregoing, we ask that you submit a listing of all intangible rights that you own, showing the related costs capitalized, reconciled to the amounts reported in your financial statements, also indicating the amortization periods utilized and dates of acquisition, all renewals, and expiration.

Note 19 - Commitments and Contingencies, page F-35

3.   We understand from your response to prior comment 10 that the $7.4 million charge reported in your 2009 transition period represents an impairment of the entire carrying value of your investment in Pan Asia Magnesium. However, we understand from your disclosure under this heading and on page F-32 that you intend to sell this subsidiary; and we see your disclosure on page F-11 describing this charge as a *potential* loss, indicating there is a lot of uncertainty and that further adjustments may be necessary and material.

Please submit the analysis that you performed to document compliance with FASB ASC 450-20-55-10 through 16 in computing the accrual; or revise your accounting and disclosure as necessary to conform. In either case, we expect that you will need to replace the term *potential* with one the clearly conveys the degree of probability you have assigned to the outcome.

In addition, given your note on page F-36 stating that "there is no assurance we will be able to complete a sale of our interest in Pan Asia Magnesium…," also considering the disputes over your interests in the subsidiary, it is unclear how your presentation of amounts pertaining to the subsidiary as discontinued operations is consistent with the guidance in FASB ASC 360-10-45-9 and 15. Tell us how you have satisfied each of the criteria listed therein. If you are unable to show compliance you will need to modify your presentation to conform.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2010

Executive Compensation, page 5

4.   We note your disclosure in note 4 to your summary compensation table regarding the base salary payable to Yuwei Huang. Please revise your disclosure to reconcile such disclosure with the base salary earned by Mr. Huang in 2009 and 2010 as reported in your summary compensation table.

Certain Relationships and Related Transactions, and Director Independence, page 12

5.   We note your disclosure at page 13 regarding the restricted cash used by Mr. Chen as collateral for his personal purposes and the related loan from Beijing Mingshang Investment Guarantee Co. With a view toward disclosure, please clarify the nature of these transactions. For example, please explain why you obtained the loan.

Form 10-Q for Quarterly Period Ended December 31, 2010

Financial Statements

Note 11 - Capital Stock, page 15

6.   We have read your response to prior comment 11 and are unable to concur with your conclusion of materiality based on the information you have provided. In this regard, your quantitative analysis of materiality appears to only consider the impact of the errors in your accounting for the transition period ended September 30, 2009. In addition, we do not see how the amounts mentioned in your reply reflect the errors in accounting for both the preferred stock and the warrants.

Please submit the analysis that you performed in determining that these errors were not material to any of your quarterly information, if that is your view. For each prior interim period please quantify the adjustments that you would need to make to your financial statements to show the correct accounting from January 1, 2009 forward. Please include all details necessary to show and explain your computations of the adjustments that would be necessary for each period.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director